Exhibit 99.2

[Conformed]

AMENDMENT NO. 2 TO

INVESTMENT AGREEMENT

AMENDMENT NO. 2 TO INVESTMENT AGREEMENT, dated as of December 31, 2008 (this “Amendment”), among ARROW OFFSHORE, LTD, a Cayman Islands exempted company (“Arrow Offshore”), ARROW PARTNERS LP, a Delaware limited partnership (“Arrow Partners”), ARROW SELECT LP, a Delaware limited partnership (“Arrow Select”), ARROW OPPORTUNITIES I, LLC, a Delaware limited liability company (“Arrow Opportunities Delaware”), ARROW OPPORTUNITIES I, LTD., a Cayman Islands exempted company (“Arrow Opportunities Cayman” and collectively with Arrow Offshore, Arrow Partners, Arrow Select and Arrow Opportunities Delaware, the “Purchasers”) and W.P. STEWART & CO., LTD., a Bermuda exempted Company (the “Company”).

WHEREAS, the Purchasers and the Company are parties to that certain Investment Agreement, dated as of May 20, 2008 and amended on July 7, 2008 (the “Agreement”).

WHEREAS, the Company may be delisted or compelled to withdraw from its listing on the New York Stock Exchange (“NYSE”) due to failure to meeting NYSE continuing listing requirements, including the requirement for a minimum market capitalization of $25,000,000.

WHEREAS, Section 6.3(b) of the Investment Agreement provides that the Company shall use its best efforts to cause the Company’s Common Shares to continue to be listed on the NYSE for a period of one year following the Closing Date or, if such listing is no longer permitted, the Company will use its best efforts to obtain a listing of the Common Shares on the NASDAQ or the American Stock Exchange (now operating as the NYSE Alternext U.S.).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Purchasers, their assignees and the Company hereby agree as follows:

1.        Capitalized Terms. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Agreement.

2.	Amendments to Agreement. The Agreement is hereby amended as follows:

(a)       Section 6.3(b) of the Agreement is hereby amended to read in its entirety as follows (with the additional language italicized):

(b) The Company shall use its reasonable bests efforts to cause the Common Shares to continue to be listed on the New York Stock Exchange for a period of one year following the Closing Date or, if such listing is no longer permitted or the Company does not meet, or is in danger of not meeting, the criteria for such listing, the Company will use its reasonable best efforts to obtain a listing of the Common Shares on the NYSE Alternext U.S. or NASDAQ, or use its reasonable best efforts to provide for over-the-counter trading of the Common Shares on the Pink Sheets system while maintaining a primary listing of the Common Shares on the Bermuda Stock Exchange.

3.         Miscellaneous. (a) Except as modified hereby, the Agreement remains in full force and effect and the provisions thereof are hereby ratified and confirmed and the provisions of “Article VIII General Provisions” shall be applicable to this Amendment.

(b)       All references in the Agreement to “this Agreement”, “hereunder”, “hereto” or similar references, and all references in all other documents to the Agreement shall hereinafter be deemed references to the Agreement as amended hereby.

(c)       This Amendment may be executed in one or more counterparts, all of which together shall for all purposes constitute one amendment, binding on all parties hereto, notwithstanding that the parties have not signed the same counterparts.

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IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Arrow Partners LP By: Arrow Advisors LLC General Partner By: /s/ Alexandre von Furstenberg Alexandre von Furstenberg Co-Managing Member By: /s/ Mal Serure Mal Serure Co-Managing Member	Arrow Select LP By: Arrow Advisors LLC General Partner By: /s/ Alexandre von Furstenberg Alexandre von Furstenberg Co-Managing Member By: /s/ Mal Serure Mal Serure Co-Managing Member
Arrow Opportunities I, LLC By: /s/ Alexandre von Furstenberg Alexandre von Furstenberg Co-Managing Member By: /s/ Mal Serure Mal Serure Co-Managing Member	Arrow Opportunities I, Ltd. By: /s/ Mal Serure Mal Serure Director
Arrow Offshore, Ltd. By: /s/ Mal Serure Mal Serure Director

W.P. Stewart & Co., Ltd. By: /s/ Mark I. Phelps Mark I. Phelps Chief Executive Officer